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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of November 1998

                               ANSALDO SIGNAL N.V.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)




                             Schiphol Boulevard 267
                                1118 BH Schiphol
                                 The Netherlands

                     (Address of principal executive office)


        Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                Form 20-F [X]                         Form 40-F


  Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934:

                       Yes [ ]                      No [X]

                        This document contains 2 pages.


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                               ANSALDO SIGNAL N.V.

                                                                         Contact
                                                                         -------
                                                             Anthony A. Florence
                                                           Phone: (412) 688-2102
                                                             Fax: (412) 688-2518


ANSALDO SIGNAL APPOINTS NEW CHIEF FINANCIAL OFFICER
================================================================================
27 NOVEMBER, 1998 (SCHIPHOL, THE NETHERLANDS)


The Board of Supervisors of Ansaldo Signal N.V. (Nasdaq: ASIGF) has named Dr. Bruno Tufari chief financial officer of the Company. The appointment is effective immediately.

The announcement was made by Alberto Rosania, Chairman of the Board, who said that Tufari will serve as chief financial officer in addition to his responsibilities as deputy managing director of the Company.

Tufari succeeds Joseph A. Kirby, who today resigned from his position as chief financial officer but will remain with Ansaldo Signal through March 1999 to ensure a smooth transition.

Tufari will also replace Kirby on boards of the operating subsidiaries held by Ansaldo Signal.

Speaking of today's announcement, Rosania said, "I would like to thank Mr. Kirby for his dedicated service to the company for the past 20 years. We will miss his continued contributions, but respect his personal wishes. I also believe that Dr. Tufari will make an excellent chief financial officer, and I have every confidence in his capabilities to serve the company and its investors effectively."

Tufari has served as deputy managing director of Ansaldo Signal since September 1998. From 1992 to 1998, he served as chief financial officer for Ansaldo Trasporti S.p.A. ("ATR"), the majority shareholder of Ansaldo Signal. Since 1985, he has held various management positions in finance, planning, control and administration at Finmeccanica S.p.A. and its operating companies, including Ansaldo Trasporti S.p.A. and Union Switch & Signal Inc.

Prior to Finmeccancia, Mr. Tufari held senior management positions in finance, accounting and human resources for the Datatronics S.p.A., Nixdorf Italia S.p.A., Fiat Auto S.p.A., Arona Officine Meccaniche e Fonderie, and Meccanica Micron S.p.A.

Mr. Tufari graduated at the magna cum laude level from the Naples State University in 1974 with a degree in economics. He is married and lives in Naples, Italy.

Ansaldo Signal N.V., an Ansaldo Trasporti/Finmeccanica-affiliated company, is a worldwide leader in the design, manufacture and service of signaling, automation and control equipment and systems for the railroad and mass transit industries.


         ANSALDO SEGNALAMENTO FERROVIARIO S.P.A. - CSEE TRANSPORT S.A. -
      UNION SWITCH & SIGNAL INC. US&S PTY. LTD. - AT SIGNAL SYSTEM A.B. -
                  ANSALDO TRASPORTI SIGNALLING (IRELAND) LTD.